VE 3-24-04

AM 3-22-2004

04016186

SECURI... ...MISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 19 2004
520

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 32650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOLLOWAY & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE MILL PLACE, SUITE 101
(No. and Street)

EASTON	MARYLAND	21601-1559
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAURICE F. WALLACE, CPA — 410-822-9306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALLACE & COMPANY, CPA'S
(Name – *if individual, state last, first, middle name*)

117 BAY STREET, P.O. BOX 1496	EASTON	MARYLAND	21601-1496
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC File #8-32650

OATH OR AFFIRMATION

I, F. DAVID HOLLOWAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOLLOWAY & ASSOCIATES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public My Commission Expires 10/1/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(X)(o) STATEMENT OF CASH FLOWS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wallace & Company, CPA's

117 Bay Street Unit D
P.O. Box 1496
Easton, Maryland 21601-1496
Phone: 410-822-9306
Facsimile: 410-822-9309

March 15, 2004

U. S. Securities and Exchange Commission
U.S. Securities and Exchange Commission, Philadelphia District Office
NASD Regulation, Inc./Systems Support

Re: Holloway & Associates, Inc.
SEC File Number: 8-32650
Annual Focus Report Filed for Year Ended December 31, 2003

Dear Sir or Madam:

It has come to our attention that two (2) pages of the annual Focus report filed for the year ended December 31, 2003 included a typing error. Please note that both of these amended totals do not transfer to other pages of the Focus report. Copies of the corrected pages are attached to this letter:

COMPUTATION OF NET CAPITAL REQUIREMENT	Line 2780	Excess net capital	Amended to $34,234
STATEMENT OF INCOME (LOSS)	Line 4211	Monthly Income	Amended to $27,071

Also attached is a signed, notarized Form X-17A-5 Part III that was not included with the originally filed Focus report. Form X-17A-5 Part IIA was mistakenly filed in place of Form X-17A-5 Part III. Please accept this signed, notarized copy as part of the filed Focus report.

Thank you for your patience in regard to the above amendments to the annual Focus report.

Sincerely,

Maurice F. Wallace, CPA

Mail to:

U.S. Securities and Exchange Commission
6432 General Green Way, Mail Stop O-25
Alexandria, VA 22312
Attn: Alysia Morrow, Legal Instruments Examiner

NASD Regulation, Inc./Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attn: Eleanor M. Sabalbaro

U. S. Securities and Exchange Commission
Philadelphia District Office
The Curtis Center, Suite 1120E
601 Walnut Street
Philadelphia, PA 19106-3322

J:\USR\GENERAL\DOCS\36801\AMENDED FOCUS REPORT 2003.doc

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HOLLOWAY & ASSOCIATES, INC. as of 12/31/03

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ 0	3756	
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758	
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760	
14. Excess net capital (line 10 less 13)	$ 29,355	3770	
15. Excess net capital at 1000% (line 10 less 10% of line 19) ▼22	$ 34,234	3780	Amended

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 1,214	3790
17. Add:				
A. Drafts for immediate credit ▼21	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ 1,214	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 3.53%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% 0.00%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ▼23	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SEE ACCOMPANYING NOTES AND AUDITOR'S REPORT.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HOLLOWAY & ASSOCIATES, INC.

For the period (MMDDYY) from 010103 [3932] to 123103 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions	ANNUITIES	157,414	3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares	MUTUAL FUNDS	37,941	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue	INTEREST INCOME	376	3995
9. Total revenue		$ 195,731	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		77,589	4120
11. Other employee compensation and benefits		1,300	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses			4195
15. Other expenses		88,630	4100
16. Total expenses		$ 167,519	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 28,212	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 28,212	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 27,071	4211

Amended

SEE ACCOMPANYING NOTES AND AUDITOR'S REPORT.